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Family-friendlyCraft Beer
MetroNOME Brewery

Brewery

289 5 Street #
St. Paul, MN 55101
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
MetroNOME Brewery is seeking investment to open our first taproom in downtown St. Paul, Minnesota.
First LocationLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
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INVESTOR PERKS

MetroNOME Brewery is offering perks to investors. You earn the most valuable perk available based on yo
business. You will not also receive the perks of lesser value, unless specified below.

FOUNDER Invest $500 or more to qualify. Unlimited available

In recognition of the universality of music, anyone who contributes on this basis level will be considered a gateway to a better, more fulfilling life, and we want to make sure that any child who loves music should be

Global Pandemic
The murder of George Floyd/Minneapolis riots
The Healing Power of Music
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OUR GORGEOUS TAPROOM!
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THE BREWHOUSE!
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THE CREATIVE MUSIC SPACE
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TARGET MARKET

The unique mission of MetroNOME Brewery allows for a two-fold approach to determining our target mark
we will pursue that 40% of the population that have a Craft brew several times in a year. Since the industry
strong growth phase we expect for there to be continued increasing demand for our product for the forese
site sales and a strong presence in the local restaurant market are key goals for our successful growth. Bu
means that there is a very specific target market - anyone who has a direct connection with the music indu
includes (but is not limited to): musicians; music teachers; parents of music students; concert attendees;
performance venues; and anyone who is interested in Nurturing Outstanding Music Education in the Metro

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THE SPACE

MetroNOME has identified a brewery space in the cooperative building at 289 5TH Street East in the Lowe
we believe would be a perfect location for our taproom/production facility. This building housed Birch's Lo
2020, when the Covid pandemic forced them to close this space. The building is directly north of the St. P
of CHS Field, home of the St. Paul Saints. This area of St. Paul is a thriving neighborhood with a populatior
average, and is home to numerous restaurants and public attractions which make it a desirable location fo
3-5 year lease with an option to purchase.

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INTENDED USE OF FUNDS - THE TAPROOM

If you're wondering why there's been an explosion of taprooms opening the past decade, here's the reaso

Bill is co-founder of MetroNOME Brewery LLC, a socially missioned brewery established in the wake of the
2020 with the objective of Nurturing Outstanding Music Education in the Twin Cities Metro. Proceeds from
musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. Bill st
general, and music education in particular, is the gateway to a better, more fulfilling life, and he wants to e
should be able to find a way to play.

Bill is the author of The Shadows of Venice, a historical fiction trilogy set in Venice (Italy) during November
together Bill's love of music, history, fantasy/fiction, food, and the city of Venice, and is due out in late 202
sale of The Shadows of Venice will go to supporting music education in the Twin Cities Metro.

Bill has an active and liberal life outside the music world. He is a certified Thai Yoga Massage practitioner
artists and athletes, an umpire for the United States Tennis Association, and is in an apprenticeship to bec
many hobbies include road cycling, cooking, home brewing, and learning. Bill hopes that the music he mal

Matt Engstrom
Chief Operating Officer

 Matt started playing the saxophone in 4th grade, and continued through high school and college, where h
Jazz Band for all four years. He studied along the way with Mark Engebretson, Rita Kneusel, Kurt Clausse
educational background is in Math and Physics from St. Olaf and Mechanical Engineering from the Univers
boom happened right after graduate school, and that pulled in him into the world of Information Technolog
led to a software sales position at Lotus Development Corporation, which in turn evolved into 20 years at '
out as a hobby. He and Bill met in 2015 through youth baseball coaching, and discovered their mutual inte
yeast, grain, and hops meet each other. They started collaborating on their brewing efforts, and now the t
money-making venture. The proceeds from that will go back into supporting the local music development

Utilities $7,200 $7,380 $7,564 $7,753 $7,946

Salaries $433,456 $500,940 $527,463 $549,534 $582,155

Insurance $12,000 $12,300 $12,607 $12,922 $13,245

Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621

Legal & Professional Fees $36,000 $20,000 $15,000 $17,000 $19,000

Operating Profit $76,144 $187,730 $258,731 $318,382 $311,157

This information is provided by MetroNOME Brewery. Mainvest never predicts or projects performance, ar financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

MetroNOME-Brewery-FY2022-FY2026-Financial Projections.pdf

Business Plan 1 JULY 2021.pdf

MetroNOME-Brewery-Pitch.pdf

READ ME FIRST - MetroNOME PDF.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $125,000

Amount Invested $0

Investors 0

Investment Round Ends October 1, 2021

Summary of Terms

Legal Business Name MetroNOME Brewery LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 3.5%-5.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

We are very optimistic about the future for MetroNOME Brewery LLC. The only outstanding debt the comp through KivaUSA which will start the payback in September, 2022. We have a great location in Lowertown group, and there is considerable buzz in the community around MetroNOME. More detailed information co position can be found in our Financial Reports in the data room.

Risk Factors

competitors could negatively affect MetroNOME Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in MetroNOME Brewery's management or vote on decisions regarding MetroNOME Brewery. Furthermore, if the founders or other key personnel of MetroNO Brewery or become unable to work, MetroNOME Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in MetroNOME Brewery and the key persons will have no control. Changes in assumptions or their underlying forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here a newly established entity and therefore has no operating history from which forecasts could be projected

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

MetroNOME Brewery might need to raise more capital in the future to fund/expand operations, buy proper members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to MetroNOME Brewery is unable to obtain additional funding when needed, it could be forced to delay its bu altogether.

Changes in Economic Conditions Could Hurt MetroNOME Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect MetroNOME Brewery's financial performance c event MetroNOME Brewery ceases operations due to the foregoing factors, it can not guarantee that it wil generate revenue in the future.

No Registration Under Securities Laws

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons antitrust laws, and health care laws, could negatively affect MetroNOME Brewery's financial performance Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of MetroNOME Brewery's management will coincide: you bo successful as possible. However, your interests might be in conflict in other important areas, including the Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Met aggressively to invest in the business. You would like to keep the compensation of managers low, while ma can.

Future Investors Might Have Superior Rights

If MetroNOME Brewery needs more capital in the future and takes on additional debt or other sources of fi rights superior to yours. For example, they might have the right to be paid before you are, to receive larger in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with MetroNOME Brewery or management), which is responsible for monitoring MetroNOME MetroNOME Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if MetroNOME successful than your initial expectations.

You Do Have a Downside

Conversely, if MetroNOME Brewery fails to generate enough revenue, you could lose some or all of your m

Payments and Return Are Unpredictable

Because your payments are based on the revenue of MetroNOME Brewery, and the revenue of MetroNOM disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by MetroNOME Brewery. Mainvest never predicts or projects performance, an
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
MetroNOME Brewery isn't accepting investments right now, but is trying to get a sense of how they should
need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.
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